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Writer’s Direct Contact 213/892-5251 HCohn@mofo.com

August 3, 2012

Via EDGAR Filing and Overnight Delivery

Michael McTiernan

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	MVP REIT, Inc. (formerly known as MVP Monthly Income Realty Trust, Inc.) Amendment No. 5 to the Registration Statement on Form S-11 Filed August 3, 2012 (File No. 333-180741)

Dear Mr. McTiernan:

On behalf of our client, MVP REIT, Inc. (the “Company”), we are transmitting for filing Amendment No. 5 (the “Amendment”) to the Registration Statement on Form S-11 (File No. 333-180741) (the “Registration Statement”). A courtesy copy will be provided that is marked to show changes from Amendment No. 4 to the Registration Statement filed with the Securities and Exchange Commission on July 16, 2012.

The Amendment is being filed to disclose additional conflict of interest related risks pertaining to the recent engagement by the Company of Ashton Garnett Securities, LLC to serve as an additional selling agent. See pages 11, 46, 47 and 87 of the Amendment. These changes were made in response to a supplemental, oral comment from the SEC staff. Other revisions include (i) changes to certain state suitability requirements and minimum offering requirements in response to various state comment letters (see pages (i), 168, 169 and A-3); (ii) revisions to the Company’s share repurchase program to remove a prior prohibition on share repurchases from an investor who acquired the shares in the secondary market rather than directly from the Company in response to another state comment (see pages 22, 29 and 117); and (iii) clarifications to the calculation of the asset management fee (see pages 18 and 81).

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Michael McTiernan

August 3, 2012

Page Two

Should you have any further questions or comments regarding the captioned filing, please direct them to me at (213) 892-5251 or Ben Chung at (213) 892-5562.

Very truly yours,

/s/ Hillel T. Cohn

Hillel T. Cohn

Enclosures

cc:

Erin E. Martin — Securities and Exchange Commission

Jorge Bonilla — Securities and Exchange Commission

Dan Gordon — Securities and Exchange Commission

Michael V. Shustek — MVP REIT, Inc.

Ira Levine, Esq. — Levine Garfinkel & Eckersley

Sharon A. Kroupa, Esq. — Venable LLP